FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 2010	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information Mexican Stock Exchange Ticker: KOFL NYSE (ADR) Ticker: KOF

	2009 FOURTH-QUARTER AND FULL YEAR RESULTS

		Fourth Quarter			YTD

		2009	2008	Δ%	2009	2008	Δ%

Ratio of KOF L to KOF = 10:1	Total Revenues	29,032	22,752	27.6%	102,767	82,976	23.9%

	Gross Profit	13,415	10,460	28.3%	47,815	39,081	22.3%

	Operating Income	4,827	4,053	19.1%	15,835	13,695	15.6%

	Net Controlling Interest Income(4)	2,828	585	383.4%	8,523	5,598	52.3%

	EBITDA(1)	5,805	4,953	17.2%	19,746	17,116	15.4%

	Net Debt (2)	6,185	12,382	-50.0%

	EBITDA/ Interest Expense, net	12.27	9.65

	EBITDA/ Interest Expense	10.42	7.76

	Earnings per Share	4.62	3.03

	Capitalization(3)	20.2%	26.5%

	Expressed in million of Mexican pesos.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 9 except for Earnings per Share
	(2) Net Debt = Total Debt - Cash
	(3) Total debt / (long-term debt + stockholders' equity)
	(4) Majority Net Income, changed in accordance to Mexican FRS

Total revenues reached Ps. 29,032 million in the fourth quarter of 2009, an increase of 27.6% compared to the fourth quarter of 2008 driven by double-digit revenue increases in every division.
Consolidated operating income grew 19.1% to Ps. 4,827 million for the fourth quarter of 2009, mainly driven by double-digit operating income growth recorded in our Latincentro and Mercosur divisions. Our operating margin was 16.6% in the fourth quarter of 2009.
Consolidated net controlling interest income increased 383.4% to Ps. 2,828 million in the fourth quarter of 2009, mainly reflecting higher operating income in combination with a more favorable comprehensive financing result, resulting in earnings per share of Ps. 1.53 in the fourth quarter of 2009.

Mexico City (February 12, 2010), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF)(“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second- largest Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter of 2009.

“In 2009 our Company extended its track record of solid results by producing double-digit top- and bottom-line growth in the face of a very adverse economic and consumer environment. We increased revenues, operating income and EBITDA by 24%, 16% and 15% respectively. The Company grew organically through our defensive portfolio of products as exemplified by the solid performance of the Coca-Cola brand, and our new lines of business, such as ValleFrut in the orangeade category; proving to be counter-cyclical to the prevailing economic conditions. On the acquisitions front, we continued integrating the Brisa water business in Colombia, helping us to consolidate our presence in the water segment in that market. We successfully weathered one of the most difficult years for consumers, while strengthening our balance sheet and investing for the long term. We enter 2010 with a renewed spirit of optimism, eager to continue learning from the challenges and the opportunities that the beverage industry presents." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

February 12, 2010	Page 1

CONSOLIDATED RESULTS

Our consolidated total revenues increased 27.6% to Ps. 29,032 million in the fourth quarter of 2009, compared to the fourth quarter of 2008, as a result of double-digit revenue increases in all of our divisions. Revenue growth was driven by (i) organic growth, in both pricing and volumes, accounting for more than 70% of incremental revenues, (ii) a positive exchange rate translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies,(1) contributing less than 25% of incremental revenues, and (iii) the consolidation of Brisa in Colombia providing less than 5%. On a currency neutral basis and excluding the acquisition of Brisa, our consolidated total revenues would have increased approximately 20%.

Total sales volume increased 8.7% to reach 652.0 million unit cases in the fourth quarter of 2009 as compared to the same period in 2008 driven by (i) increases in sparkling beverages in our Mexico and Latincentro divisions, accounting for almost 60% of incremental volumes, (ii) our bottled water business, driven by the acquisition of Brisa in Colombia, representing approximately 25%, and (iii) still beverages sales volume, mainly driven by the Jugos del Valle line of business across our territories, accounting for more than 15% of incremental sales volume, representing the balance. Excluding Brisa, total sales volume increased 6.5% .

Our gross profit increased 28.3% to Ps. 13,415 million in the fourth quarter of 2009, compared to the fourth quarter of 2008. Cost of goods sold increased 27.1% driven by higher year-over-year sweetener costs and the third and final stage of the scheduled Coca-Cola Company increase in concentrate prices in Mexico, which were offset by lower resin costs and the appreciation of the Colombian peso and the Brazilian real as applied to our U.S. dollar-denominated raw material cost. Gross margin reached 46.2% in the fourth quarter of 2009 as compared to 46.0% in the same period in 2008.

Our consolidated operating income increased 19.1% to Ps. 4,827 million in the fourth quarter of 2009, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Operating expenses grew 34.0% in the fourth quarter of 2009, mainly as a result of (i) higher labor costs in Venezuela, (ii) increased marketing investment in our Mexico division and (iii) increased marketing expenses in the Latincentro division, due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America. Our operating margin was 16.6% in the fourth quarter of 2009, a decrease of 120 basis points compared to the same period in 2008.

During the fourth quarter of 2009, we recorded Ps. 277 million in the other expense line. These expenses mainly reflected the recording of employee profit sharing.

Our comprehensive financing result in the fourth quarter of 2009 recorded an expense of Ps. 102 million as compared to an expense of Ps. 2,823 million in the same period of 2008, mainly due to the quarterly appreciation of the Mexican peso as applied to a lower U.S. dollar-denominated net debt position.

During the fourth quarter of 2009, income tax, as a percentage of income before taxes, was 32.2% compared to 17.8% in the same period of 2008. This difference was mainly driven by the cancellation of an allowance, during the fourth quarter of 2008, recorded in previous periods.

Our consolidated net controlling interest income(2) increased by 383.4% to Ps. 2,828 million in the fourth quarter of 2009 as compared to the fourth quarter of 2008, mainly as a result of higher operating income in combination with a more favorable comprehensive financing result. Earnings per share (EPS) were Ps. 1.53 (Ps. 15.32 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

(1) See tables on page 14 related to quarterly and full year foreign exchange rate movements.
(2) Previously referred to as Majority Net Income, the name changed according to Mexican Financial Reporting Standards.

February 12, 2010	Page 2

BALANCE SHEET

As of December 31, 2009, we had a cash balance of Ps. 9,740 million, including US$ 240 million denominated in U.S. dollars, an increase of Ps. 3,548 million compared to December 31, 2008, as a result of cash generated by our operations and unused cash reserves from new financing during the year.

As of December 31, 2009, total short-term debt was Ps. 5,427 million and long-term debt was Ps. 10,498 million. Total debt decreased Ps. 2,649 million compared with year-end 2008 mainly due to the maturity of the outstanding balance of the Yankee Bond inherited through the acquisition of Panamco in the amount of US$ 265 million and the maturity of a Certificado Bursátil in the amount of Ps. 500 million, both during July of 2009. As part of this debt reduction, we decreased our debt denominated in Colombian pesos by an amount equivalent to US$ 100 million. All of these maturities were paid with cash generated from our operations. Net debt decreased Ps. 6,197 million compared to year-end 2008, mainly as a result of cash generated during the year. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 376 million. (1)

The weighted average cost of debt for the quarter was 6.9% . The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2009:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)

Mexican pesos	54.5%	46.1%
U.S. dollars	30.2%	37.9%
Colombian pesos	3.0%	34.4%
Venezuelan bolivars	4.6%	0.0%
Argentine pesos	7.7%	7.8%

(1) After giving effect to cross-currency swaps and interest rate swaps.
(2) Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2010	2011	2012	2013	2014	2015

% of Total Debt	34.1%	0.5%	24.6%	14.4%	8.7%	17.7%

Consolidated Cash Flow
Expressed in million of Mexican pesos (PS.) as of December 31, 2009

Dec 09
Ps.

Income before taxes	13,013
Non cash charges to net income	6,237

19,250
Change in working capital	(2,298)

Resources Generated by Operating Activities	16,952

Investments	(6,899)
Debt payments	(2,481)
Other	(3,548)

Increase in cash and cash equivalents	4,024

Cash and cash equivalents at begining of period	6,192
Translation Effect	(476)
Cash and cash equivalents at end of period	9,740

The difference between the debt decrease of the balance sheet and the debt decrease in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as a part of the translation effect, in accordance with the Mexican Financial Reporting Standards.

February 12, 2010	Page 3

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 10.2% to Ps. 9,315 million in the fourth quarter of 2009, as compared to the same period in 2008. Increased sales volume accounted for approximately 75% of incremental revenues during the quarter. Average price per unit case reached Ps. 30.52, an increase of 2.7%, as compared to the fourth quarter of 2008, reflecting higher volumes from the Coca-Cola brand, which carries higher average price per unit case and selective price increases implemented during the quarter. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 35.13, a 1.4% increase as compared to the same period in 2008.

Total sales volume increased 7.6% to 304.3 million unit cases in the fourth quarter of 2009, as compared to the fourth quarter of 2008, mainly driven by (i) an 8% volume growth in sparkling beverages supported by incremental volumes from the Coca-Cola brand in multi-serve and single-serve presentations, (ii) incremental volumes in the still beverage category, growing more than 25%, due to sales from the Jugos del Valle product line and (iii) an 11% volume growth in our bottled water business, excluding bulk water.

Operating Income

Our gross profit increased 10.1% to Ps. 4,718 million in the fourth quarter of 2009 as compared to the same period in 2008. Cost of goods sold increased 10.4% as a result of higher sweetener costs and the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006, which were partially offset by lower year-over-year resin costs. Gross margin decreased from 50.7% in the fourth quarter of 2008 to 50.6% in the same period of 2009.

Operating income grew 4.0% to Ps. 1,914 million in the fourth quarter of 2009, compared to Ps. 1,840 million in the same period of 2008. Operating expenses grew 14.6% mainly due to increased marketing investment to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin was 20.5% in the fourth quarter of 2009, a decrease of 130 basis points as compared to the same period of 2008.

February 12, 2010	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of June 1, 2009, Coca-Cola FEMSA started to distribute the Brisa portfolio in Colombia.

Revenues

Total revenues reached Ps. 10,819 million in the fourth quarter of 2009, an increase of 43.2% as compared to the same period of 2008. Higher average price per unit case and volume growth accounted for more than 90% of incremental revenues. The integration of Brisa contributed approximately 5% of incremental revenues and a positive currency translation effect, resulting from the depreciation of the Mexican peso against some of our operation’s local currencies,(1) represented the balance. On a currency neutral basis and excluding the acquisition of Brisa, our Latincentro division’s revenues would have increased approximately 40%.

Total sales volume in our Latincentro division increased 19.0% to 166.5 million unit cases in the fourth quarter of 2009 as compared to the same period of 2008. Volume growth was a result of (i) a 10% increase in sparkling beverages across the division, mainly driven by the Coca-Cola brand, representing close to 50% of incremental volumes (ii) the consolidation of the Brisa water brand in Colombia, contributing more than 40% of incremental volumes and (iii) the strong performance of the Jugos del Valle line of business in Colombia and Central America, representing the balance.

Operating Income

Gross profit reached Ps. 4,928 million, an increase of 57.9% in the fourth quarter of 2009, as compared to the same period of 2008. Cost of goods sold increased 32.8% mainly driven by higher year-over-year sweetener costs across the division, which were partially compensated by lower resin costs in combination with the appreciation of the Colombian peso as applied to our U.S. dollar-denominated raw material cost. Gross margin expanded 420 basis points to 45.5% in the fourth quarter of 2009.

Our operating income increased 32.1% to Ps. 1,299 million in the fourth quarter of 2009, compared to the fourth quarter of 2008. Operating expenses increased 69.8% as a result of higher labor costs in Venezuela and increased marketing expenses in the division, mainly due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America. Our operating margin reached 12.0% in the fourth quarter of 2009, resulting in a 100 basis points decrease as compared to the same period of 2008.

(1) See tables on page 14 related to quarterly and full year foreign exchange rate movements.

February 12, 2010	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 31.9% to Ps. 8,898 million in the fourth quarter of 2009, as compared to the same period of 2008. Excluding beer, which accounted for Ps. 919 million during the quarter, revenues increased 30.5% to Ps. 7,979 million. A positive translation effect, resulting from the depreciation of the Mexican peso against the Brazilian real,(1) represented more than 65% of incremental revenues and higher average prices per unit case and volume growth accounted for the balance. On a currency neutral basis, our Mercosur division’s revenues would have increased approximately 10%.

Total sales volume in our Mercosur division increased 2.3% to 181.2 million unit cases in the fourth quarter of 2009 as compared to the same period of 2008. Volume growth was a result of (i) growth in the still beverage category, driven by the Jugos del Valle line of business in Brazil and flavored water in Argentina, contributing close to 70% of incremental volumes, (ii) growth in sparkling beverages, driven by a 5% increase in the Coca-Cola brand in Brazil, accounting for more than 15% of incremental volumes and (iii) an 8% increase in our bottled water category, representing the balance.

Operating Income

In the fourth quarter of 2009, our gross profit increased 23.5% to Ps. 3,769 million, as compared to the same period in 2008. Cost of goods sold increased 38.9% mainly driven by higher cost of sweetener in Brazil which was partially offset by lower resin costs and the appreciation of the Brazilian real as applied to our U.S. dollar-denominated raw material cost. Gross margin in the Mercosur division decreased 290 basis points to 42.4% in the fourth quarter of 2009.

Operating income increased 31.2%, reaching Ps. 1,614 million in the fourth quarter of 2009, as compared to Ps. 1,230 million in the same period of 2008. Our operating margin was 18.1% in the fourth quarter of 2009, a decrease of 10 basis points as compared to the fourth quarter of 2008, mainly due to gross margin pressures and a tight control of operating expenses.

(1) See tables on page 14 related to quarterly and full year foreign exchange rate movements.

February 12, 2010	Page 6

SUMMARY OF FULL YEAR RESULTS

Our consolidated total revenues increased 23.9% to Ps. 102,767 million in 2009, as compared to 2008, as a result of revenue growth in all of our divisions. Organic growth across our operations contributed more than 75% of incremental revenues; the acquisitions of Refrigerantes Minas Gerais, Ltda. (REMIL)(2) in Brazil and Brisa(3) in Colombia together contributed less than 15% and a positive exchange rate translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies,(1) accounted for approximately 10%, representing the balance. On a currency neutral basis and excluding the acquisitions of REMIL(2) and Brisa,(3) our consolidated revenues for 2009 would have increased approximately 19%.

Total sales volume increased 8.3% to 2,428.6 million unit cases in 2009, as compared to 2008. Excluding the acquisitions of REMIL(2) and Brisa,(3) total sales volume increased 5.1% to reach 2,357.0 million unit cases. Organic volume growth was a result of (i) growth in sparkling beverages, driven by a 4% increase in the Coca-Cola brand across our territories, accounting for approximately 45% of incremental volumes, (ii) growth in the still beverage category, mainly driven by the Jugos del Valle line of business in our main operations, contributing less than 45% of incremental volumes, and (iii) a 4% increase in our bottled water category, representing the balance.

Our gross profit increased 22.3% to Ps. 47,815 million in 2009, as compared to 2008, driven by gross profit growth across all of our divisions. Cost of goods sold increased 25.2% as a result of (i) the devaluation of local currencies in our main operations as applied to our U.S. dollar-denominated raw material costs, (ii) the higher cost of sweetener across our operations, (iii) the integration of REMIL and (iv) the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006 in Mexico; all of which were partially offset by lower resin costs. Gross margin reached 46.5% in 2009, a decrease of 60 basis points as compared to 2008.

Our consolidated operating income increased 15.6% to Ps. 15,835 million in 2009, as compared to 2008. Our Mercosur and Latincentro divisions accounted for more than 90% of this growth. Our operating margin was 15.4% in 2009, a 110 basis points decline as compared to 2008.

Our consolidated net controlling interest income(4) was Ps. 8,523 million in 2009, an increase of 52.3% compared to 2008, mainly reflecting higher operating income in combination with a more favorable comprehensive financing result. EPS was Ps. 4.62 (Ps. 46.16 per ADR) in 2009, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

(1) See tables on page 14 related to quarterly and full year foreign exchange rate movements.
(2) REMIL was included in our operating results beginning June 1, 2008. REMIL was accounted for as an acquisition during the months of January through May of 2009.
(3) Since June 1, 2009 we integrate the results of Brisa in our Colombia, Latincentro division and consolidated results.
(4) Previously referred to as Majority Net Income, the name changed according to Mexican Financial Reporting Standards.

February 12, 2010	Page 7

RECENT DEVELOPMENTS

  On January 11, 2010, the Venezuelan Government authorities announced a devaluation of its currency, the Bolivar, and the establishment of a multiple exchange rate system. We expect this event will have an effect on our financial results, increasing our operating costs, as a result of the exchange rate movement applied to our US dollar-denominated raw material cost, and reducing our Venezuelan operation results when translated into our reporting currency, the Mexican peso. According to accounting practices, the exchange rate that will be used to translate our financial statements as of January 2010, will be the one at which we can remmit dividends. We are still awaiting a resolution on this matter.

  On February 2, 2010, the Company successfully sold US$ 500 million of 10-year bonds at a yield of 4.689% (US Treasury + 105 basis points) with a coupon of 4.625% . This transaction settled on February 5, 2010. The book was more than 6 times oversubscribed versus the initially announced size of US$ 400 million. The proceeds will be used for debt refinancing and general corporate purposes.

  On February 10, 2010, Coca-Cola FEMSA’s Board of Directors agreed to propose an ordinary dividend of Ps. 2,604 million, to be paid in 2010. This dividend is subject to approval at the Annual Shareholders meeting to be held in March, 2010 and represents an increase of 94% as compared to the dividend payed on April 13, 2009.

  As of February 12, 2010, Alfredo Fernandez, who has been Head of Investor Relations at Coca-Cola FEMSA since 2001, will take on new responsibilities within our Mexican operations team. Jose Castro, who has been working with the corporate finance team since 2003, has been appointed the new Head of Investor Relations.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2009 Conference Call will be held on: February 12, 2010, at 10:00 A.M. Eastern Time (9:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website: www.coca-colafemsa.com.

If you are unable to participate live, an instant replay of the conference call will be available through February 19, 2010. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 10671622.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

February 12, 2010	Page 8

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	4Q 09	% Rev	4Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases) (2)	652.0		599.8		8.7%	2,428.6		2,242.8		8.3%
Average price per unit case (2)	42.90		36.59		17.2%	40.95		35.94		13.9%

Net revenues	28,889		22,597		27.8%	102,229		82,468		24.0%
Other operating revenues	143		155		-7.7%	538		508		5.9%

Total revenues	29,032	100%	22,752	100%	27.6%	102,767	100%	82,976	100%	23.9%
Cost of goods sold	15,617	53.8%	12,292	54.0%	27.1%	54,952	53.5%	43,895	52.9%	25.2%

Gross profit	13,415	46.2%	10,460	46.0%	28.3%	47,815	46.5%	39,081	47.1%	22.3%

Operating expenses	8,588	29.6%	6,407	28.2%	34.0%	31,980	31.1%	25,386	30.6%	26.0%

Operating income	4,827	16.6%	4,053	17.8%	19.1%	15,835	15.4%	13,695	16.5%	15.6%

Other expenses, net	277		426		-35.0%	1,449		1,831		-20.9%

Interest expense	396		515		-23.1%	1,895		2,207		-14.1%
Interest income	93		65		43.1%	286		433		-33.9%

Interest expense, net	303		450		-32.7%	1,609		1,774		-9.3%
Foreign exchange (gain) loss	(3)		1,501		-100.2%	370		1,477		-74.9%
(Gain) loss on monetary position in Inflationary subsidiries	(107)		36		-397.2%	(488)		(658)		-25.8%
Market value (gain) loss on ineffective portion of derivative instruments	(91)		836		-110.9%	(118)		959		-112.3%

Comprehensive financing result	102		2,823		-96.4%	1,373		3,552		-61.3%

Income before taxes	4,448		804		453.2%	13,013		8,312		56.6%

Income taxes	1,431		143		900.7%	4,043		2,486		62.6%

Consolidated net income	3,017		661		356.4%	8,970		5,826		54.0%

Net controlling interest income	2,828	9.7%	585	2.6%	383.4%	8,523	8.3%	5,598	6.7%	52.3%

Net non-controlling interest income	189		76		148.7%	447		228		96.1%

Operating income	4,827	16.6%	4,053	17.8%	19.1%	15,835	15.4%	13,695	16.5%	15.6%
Depreciation (3)	688		640		7.5%	2,810		2,528		11.2%
Amortization and other operative non-cash charges	290		260		11.5%	1,101		893		23.3%

EBITDA (4)	5,805	20.0%	4,953	21.8%	17.2%	19,746	19.2%	17,116	20.6%	15.4%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Amortization of coolers has been reclasified into the depreciation line for accounting purposes
(4) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
As of June 1st , 2008, we integrated the operation of Minas Gerais (REMIL) in the results of Brazil.
As of June 1st , 2009, we integrated the operation of Brisa in the results of Colombia.

February 12, 2010	Page 9

Consolidated Balance Sheet Expressed in millions of Mexican pesos.

Assets		Dec 09		Dec 08

Current Assets
Cash and cash equivalents	Ps.	9,740	Ps.	6,192
Total accounts receivable		5,931		5,240
Inventories		5,002		4,313
Other current assets		2,966		2,247

Total current assets		23,639		17,992

Property, plant and equipment
Property, plant and equipment		58,529		52,547
Accumulated depreciation		(27,397)		(24,388)

Total property, plant and equipment, net		31,132		28,159

Other non-current assets		55,890		51,807

Total Assets	Ps.	110,661	Ps.	97,958

Liabilities and Sharekholders' Equity		Dec 09		Dec 08

Current Liabilities
Short-term bank loans and notes	Ps.	5,427	Ps.	6,119
Interest payable		61		267
Suppliers		9,368		7,790
Other current liabilities		8,592		7,157

Total Current Liabilities		23,448		21,333

Long-term bank loans		10,498		12,455
Other long-term liabilities		8,243		6,554

Total Liabilities		42,189		40,342

Shareholders' Equity
Non-controlling interest		2,296		1,703
Total controlling interest		66,176		55,913

Total shareholders' equity		68,472		57,616

Total Liabilities and Equity	Ps.	110,661	Ps.	97,958

February 12, 2010	Page 10

Mexico Division Expressed in millions of Mexican pesos(1)

	4Q 09	% Rev	4Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases)	304.3		282.9		7.6%	1,227.2		1,149.0		6.8%
Average price per unit case	30.52		29.73		2.7%	29.86		29.30		1.9%

Net revenues	9,289		8,411		10.4%	36,642		33,665		8.8%
Other operating revenues	26		39		-33.3%	143		134		6.7%

Total revenues	9,315	100.0%	8,450	100.0%	10.2%	36,785	100.0%	33,799	100.0%	8.8%
Cost of goods sold	4,597	49.4%	4,163	49.3%	10.4%	18,396	50.0%	16,484	48.8%	11.6%

Gross profit	4,718	50.6%	4,287	50.7%	10.1%	18,389	50.0%	17,315	51.2%	6.2%

Administrative expenses	627	6.7%	520	6.2%	20.6%	2,243	6.1%	2,059	6.1%	8.9%
Selling expenses	2,177	23.4%	1,927	22.8%	13.0%	9,297	25.3%	8,541	25.3%	8.9%

Operating expenses	2,804	30.1%	2,447	29.0%	14.6%	11,540	31.4%	10,600	31.4%	8.9%

Operating income	1,914	20.5%	1,840	21.8%	4.0%	6,849	18.6%	6,715	19.9%	2.0%
Depreciation, amortization & other operative non-cash charges	368	4.0%	446	5.3%	-17.5%	1,655	4.5%	1,671	4.9%	-1.0%

EBITDA (2)	2,282	24.5%	2,286	27.1%	-0.2%	8,504	23.1%	8,386	24.8%	1.4%

(1) Except volume and average price per unit case figures. (2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division Expressed in millions of Mexican pesos(1)

	4Q 09	% Rev	4Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases)	166.5		139.9		19.0%	593.2		537.2		10.4%
Average price per unit Case	64.93		53.99		20.3%	64.73		52.00		24.5%

Net revenues	10,811		7,552		43.2%	38,402		27,933		37.5%
Other operating revenues	8		5		60.0%	21		40		-47.5%

Total revenues	10,819	100.0%	7,557	100.0%	43.2%	38,423	100.0%	27,973	100.0%	37.4%
Cost of goods sold	5,891	54.5%	4,437	58.7%	32.8%	20,783	54.1%	15,622	55.8%	33.0%

Gross profit	4,928	45.5%	3,120	41.3%	57.9%	17,640	45.9%	12,351	44.2%	42.8%

Operating expenses	3,629	33.5%	2,137	28.3%	69.8%	12,888	33.5%	8,692	31.1%	48.3%

Operating income	1,299	12.0%	983	13.0%	32.1%	4,752	12.4%	3,659	13.1%	29.9%
Depreciation, amortization & other operative non-cash charges	410	3.8%	304	4.0%	34.9%	1,415	3.7%	1,092	3.9%	29.6%

EBITDA (2)	1,709	15.8%	1,287	17.0%	32.8%	6,167	16.1%	4,751	17.0%	29.8%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since June 2009, we integrated Brisa in the operations of Colombia.

February 12, 2010	Page 11

Mercosur Division Expressed in millions of Mexican pesos(1) Financial figures include beer results

	4Q 09	% Rev	4Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases) (2)	181.2		177.0		2.3%	608.2		556.6		9.3%
Average price per unit case (2)	43.44		33.82		28.4%	40.12		34.11		17.6%

Net revenues	8,789		6,634		32.5%	27,185		20,870		30.3%
Other operating revenues	109		111		-1.8%	374		334		12.0%

Total revenues	8,898	100.0%	6,745	100.0%	31.9%	27,559	100.0%	21,204	100.0%	30.0%
Cost of goods sold	5,129	57.6%	3,692	54.7%	38.9%	15,773	57.2%	11,789	55.6%	33.8%

Gross profit	3,769	42.4%	3,053	45.3%	23.5%	11,786	42.8%	9,415	44.4%	25.2%

Operating expenses	2,155	24.2%	1,823	27.0%	18.2%	7,552	27.4%	6,094	28.7%	23.9%

Operating income	1,614	18.1%	1,230	18.2%	31.2%	4,234	15.4%	3,321	15.7%	27.5%
Depreciation, Amortization & Other operative non-cash charges	200	2.2%	150	2.2%	33.3%	841	3.1%	658	3.1%	27.8%

EBITDA (3)	1,814	20.4%	1,380	20.5%	31.4%	5,075	18.4%	3,979	18.8%	27.5%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since June 2008, we integrated Minas Gerais (Remil) in the operations of Brazil.

February 12, 2010	Page 12

SELECTED INFORMATION

For the three months ended December 31, 2009 and 2008

Expressed in millions of Mexican pesos.

	4Q 09		4Q 08

Capex	2,942.8	Capex	1,937.6

Depreciation	688.0	Depreciation	640.0

Amortization & Other non-cash charges	290.0	Amortization & Other non-cash charges	260.0

	581.9		490

VOLUME
Expressed in million unit cases

	4Q 09					4Q 08

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total

Mexico	229.8	11.0	48.1	15.4	304.3	212.8	9.9	48.1	12.1	282.9
Central America	32.0	1.5	0.1	2.9	36.5	30.5	1.3	0.1	2.3	34.2
Colombia	48.5	7.6	7.8	4.5	68.4	47.2	2.4	2.4	2.6	54.6
Venezuela	56.3	3.2	0.7	1.4	61.6	46.5	2.4	0.6	1.6	51.1
Latincentro	136.8	12.3	8.6	8.8	166.5	124.2	6.1	3.1	6.5	139.9
Brazil	117.2	6.6	0.5	4.0	128.3	112.4	6.1	0.4	2.5	121.4
Argentina	48.8	0.4	0.2	3.4	52.9	52.5	0.5	0.1	2.5	55.6
Mercosur	166.0	7.0	0.7	7.5	181.2	164.9	6.7	0.5	5.0	177.0

Total	532.6	30.3	57.4	31.7	652.0	501.9	22.7	51.7	23.6	599.8

(1) Excludes water presentations larger than 5.0 Lt (2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations (3) Still Beverages include flavored water

  Fourth quarter 2009 volume of Colombia, Latincentro division, and consolidated includes three months of Brisa’s operation, accounting for 13.2 million unit cases.

  Fourth quarter 2008 volume presents a restatement of 1.2 million unit cases between the Water and Bulk Water categories.

SELECTED INFORMATION

For the twelve months ended December 31, 2009 and 2008

Expressed in millions of Mexican pesos.

	YTD 09		YTD 08

Capex	6,282.2	Capex	4,802.1

Depreciation	2,810.0	Depreciation	2,528.0

Amortization & Other non-cash charges	1,101.0	Amortization & Other non-cash charges	893.0

	203.6		978.5

VOLUME Expressed in million unit cases

	YTD 09					YTD 08

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total

Mexico	900.8	50.8	212.8	62.8	1,227.2	866.7	47.7	200.6	34.0	1,149.0
Central America	118.6	5.6	0.4	11.2	135.8	118.1	5.3	0.3	8.9	132.6
Colombia	173.2	20.9	20.8	17.3	232.2	172.4	9.6	10.2	5.7	197.9
Venezuela	206.5	10.3	2.6	5.8	225.2	188.7	9.0	2.9	6.1	206.7
Latincentro	498.3	36.8	23.8	34.3	593.2	479.2	23.9	13.4	20.7	537.2
Brazil	389.4	21.2	1.5	12.0	424.1	342.1	19.8	1.3	7.4	370.6
Argentina	170.3	1.6	0.7	11.5	184.1	176.9	2.0	0.4	6.7	186.0
Mercosur	559.7	22.8	2.2	23.4	608.2	519.0	21.9	1.7	14.1	556.6

Total	1,958.9	110.4	238.8	120.5	2,428.6	1,864.8	93.5	215.7	68.8	2,242.8

(1) Excludes water presentations larger than 5.0 Lt (2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations (3) Still Beverages include flavored water

  Full year 2009 volume of Colombia, Latincentro division, and consolidated includes seven months of Brisa’s operation, accounting for 27.4 million unit cases.

  Full year 2009 volume of Brazil, Mercosur division, and consolidated includes five months of REMIL’s(1) operation in 2009, accounting for 44.2 million unit cases. Sparkling Beverages represent approximately 95% of this volume.

  Full year 2008 volume presents a restaement of 10.7 million unit cases between the Water and Bulk Water categories.

(1) REMIL was included in our operating results beginning June 1, 2008. REMIL was accounted for as an acquisition during the months of January through May of 2009.

February 12, 2010	Page 13

December 2009
Macroeconomic Information

	Inflation (1)
	2009	4Q 2009

Mexico	3.56%	1.23%
Colombia	1.99%	-0.12%
Venezuela	25.05%	5.55%
Brazil	4.11%	0.85%
Argentina	7.69%	2.58%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			Full Year Exchange Rate (local currency per USD)
	4Q 09	4Q 08	Δ%	2009	2008	Δ%

Mexico	13.0799	12.9859	0.7%	13.5157	11.1337	21.4%
Guatemala	8.3254	7.6217	9.2%	8.1583	7.5637	7.9%
Nicaragua	20.7143	19.7282	5.0%	20.3395	19.3719	5.0%
Costa Rica	577.6088	557.8524	3.5%	578.0853	530.1760	9.0%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,965.4307	2,291.3429	-14.2%	2,155.6712	1,966.9382	9.6%
Venezuela	2.1500	2.1500	0.0%	2.1500	2.1500	0.0%
Brazil	1.7383	2.2779	-23.7%	1.9976	1.8345	8.9%
Argentina	3.8147	3.3305	14.5%	3.7292	3.1624	17.9%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Dec 09	Dec 08	Δ%

Mexico	13.0587	13.5383	-3.5%
Guatemala	8.3544	7.7816	7.4%
Nicaragua	20.8404	19.8481	5.0%
Costa Rica	571.8099	560.8500	2.0%
Panama	1.0000	1.0000	0.0%
Colombia	2,044.2300	2,243.5900	-8.9%
Venezuela	2.1500	2.1500	0.0%
Brazil	1.7412	2.3370	-25.5%
Argentina	3.8000	3.4530	10.0%

February 12, 2010	Page 14

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: February 12, 2010	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer